Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289
Presentation at Credit Suisse Energy Summit
Pride International, Inc. / Ensco plc
February 8, 2011
10:45 a.m. ET
Unidentified Participant:	We’re going to keep things moving. Very pleased and excited to have Dan Rabun, Chairman and CEO of Ensco, and Jay Swent, the CFO. This is Dan’s first time he’s attended the conference. It took a $7 billion merger for— to get Dan here, but obviously a lot to talk about, given yesterday’s transaction. With that, I’ll turn it over to Dan and Jay. Thanks.

Dan Rabun:	Thanks. I appreciate it. This is my first time here and I didn’t get the memo on the dress code, so next year I’ll be in jeans.

Good morning and we appreciate everybody showing up and we appreciate the Credit Suisse team organizing for this on short notice. This wasn’t our original time slot to speak at this conference and we’re pleased the Pride International folks could slot us into their schedule that we— this morning.

I’m sure everybody saw our press release yesterday and that’s why you’re all here in attendance today. You know, one of the things, as we exchanged information with Pride to prepare for this transaction, I think it’s fair to say that the more we learned about each others’ operations, the market strengths, the customer relationships and the culture, the more we realized that this was the ideal strategic fit that would be created by combining our two companies.

Ensco and Pride complement each other extremely well in terms of the composition of our rig fleets, our markets, our customers, which have very little overlap around the world.

Importantly, we share the same core values through our dedication to safety, operational excellence, employee development and customer satisfaction, which we believe will be critically important when we bring the two organizations together. This will facilitate a smooth transition, which will allow us to quickly capitalize on offering a wider range of enhanced drilling technologies to a broader customer base in the most strategic, high-growth markets around the world.

Specifically, Ensco will gain a very significant market presence in the fastest-growing deepwater markets in Brazil and West Africa, which are the leading markets for deepwater drilling in the world. We’ll have access to their customers and expertise in drillship operation and construction.

The Pride shareholders will also benefit from Ensco’s leading presence in Southeast Asia, Europe and North America, the largest active fleet of premium jackups in the world, the youngest fleet of ultra-deepwater semi-submersibles and a large customer base of leading national and international oil companies and independent operators.

Finally, we’ll have the advantage of an improved financial structure, combining a very strong balance sheet with a very competitive cost of capital, while maintaining investment-grade credit ratings.

We believe that we’re creating the offshore driller of the future, given the expanded drilling technologies we will be able to offer, our broad geographic reach and the extensive new-build program that we already have in place.

I always appreciate the forward-looking statement slide.

Under the terms of the merger agreement that we signed over the weekend, this was unanimously approved by the boards of both our companies, and the Pride shareholders will receive $15.60 in cash and 0.4778 of Ensco shares, or a total value of $41.60 per share, based on Ensco’s closing price of $54.41 on Friday, February 4th. This represents a premium of 21% to Pride’s closing price on the same date.

The proposed transaction will be immediately accretive to Ensco’s earnings and cash flow, before synergies. The cash portion of the transaction will be financed through our existing cash and a new credit facility. There is no financing condition to the transaction.

Cost synergies are projected to be approximately $50 million for full-year 2012 and we anticipate sizable new revenue opportunities as we capitalize on the synergies between our two companies.

Two Pride directors will join the Ensco board of directors after the closing and I will remain Chairman, Chief Executive Officer and President. Jay will be our Senior VP and Chief Financial Officer of the combined company and we will announce the other members of the executive management team at a later date.

The combination will create the second-largest offshore driller in the world. More importantly than the increased scale, however, is the complementary fit between our rig fleets, our markets, our customers, which we will cover in more detail. The combined company will have a total of 74 rigs, shown here in orange.

The combination widens the range of enhanced drilling capabilities ranging from ultra-deepwater drill ships to dynamically positioned semi-submersibles, moored semis and premium jackups.

Very important, the combined company will not only have the second-largest deepwater fleet with 21 rigs that can drill in 4,500 feet water depths or greater, it will also be the second-youngest fleet of its kind with an average age of just seven years. This is less than half the average age of the next-youngest competitor, whose average rig age is 15 years.

As you see, we will have the youngest ultra-deepwater fleet capable of drilling in 7,500 feet of water or greater and this will continue to be true through at least 2012, given the expected deliveries of our new rigs currently under construction.

Together, we will also have the largest fleet of active premium jackups, as shown on the right, with a total of 40 rigs.

In terms of new-build construction, you’ll see that both companies have been very active in terms of new deliveries over the past several years to high-grade our fleets. And we have five rigs under construction or on order that will be delivered over the next three years. The delivery schedule for these rigs underscores the organic growth potential for the combined company, already in place.

This chart shows one of the most compelling reasons to combine our two companies. The strategic fit and geographic reach is remarkable, with minimal overlap.

For example, Ensco is a leader in Asia-Pacific, Europe and Mexico, where Pride has little or no presence. There are significant opportunities to leverage Ensco’s experience in these markets to contract Pride’s drillships, semis and mid-water floaters. Likewise, Pride has extensive operating experience in Brazil and West Africa, two of the largest and fastest-growing deepwater markets, with additional opportunities for premium jackups.

As we look at this slide, we all know about the Golden Triangle, as this is the most active deepwater market. But there can be— there may be, also, other emerging deepwater markets, which will create significant and future demand and collectively we have experience operating in most of these markets.

As shown here, we have seen tremendous growth in the number of deepwater discoveries that will drive increasing demand for offshore drilling, especially if oil stays at the same price that it currently is trading in.

This slide shows you that our two companies also complement each other extraordinarily well in terms of customer mix. Pride will be introduced to Ensco’s large customer base of leading national and international operators, as well as many independents, and Ensco will benefit from Pride’s relationships with Petrobras and OGX in Brazil, as well as leading customers in West Africa.

Both companies have excellent reputations with their customers, which we believe are directly tied to our extensive training and competency assurance programs.

Our strong customer relationships are also directly tied to our focus on safety. Both companies have excellent safety records that are significantly ahead of the industry average in terms of total recordable incident rates and both have improved safety performance significantly over the last three years. In fact, Ensco and Pride had their lowest recordable incident rates in their histories during 2010.

The management teams of both companies are committed to achieving a zero incident workplace and have dedicated SHE teams at every level. Both companies have invested heavily in training systems and programs and have thorough quality control and audit programs to ensure that the safety management systems are operating at optimal levels.

With those remarks, I’ll turn it over to Jay, who will touch on the financial aspects of the transaction.

Jay Swent:	Good morning, everyone. The first slide I’m going to talk to today is revenue by segment and what you see on the left side of the chart is revenue for the first nine months of 2010 for both companies and on the right you see the pro forma combined revenue of the company for 2010.

I guess the point I would make on this slide is the two graphs on the left are not ideal revenue profiles for a company in this industry. Those of you that have followed us for a long time have heard us say many times that we believe hybrid drillers with modern, well-maintained fleets will generate the best returns for shareholders over the long term. We’ve said that over a long period of time. We firmly are convinced of that and we’re convinced that this platform will deliver on that objective.

One of things with 72% of your revenue tied up in jackups, for those of you that know the industry well, you know, the revenue or the backlog profile for the jackup industry is different than for deepwater, so we’ve always had a relatively low backlog profile and we’ve heard a lot about that from the investment community over the years.

The next slide here shows that the combined company will have a $10 billion revenue backlog and I think the thing to really draw your attention to is that 70% of that backlog is in the first three years of operations. That’s a critical time for us and it will support the investments that we need to make in our fleet, going forward, as well as allowing us to pay down acquisition debt over time.

This next slide, slightly out of date, it says we anticipate an investment-grade rating. Moody’s yesterday affirmed our rating at Baa1 and we would expect to hear from Standard & Poor’s fairly soon with a BBB+ rating. So we will have a debt ratio that’s pretty similar to everybody else in the industry and we’ll really make good use of our balance sheet, going forward.

In terms of thinking about capital management, I think the key point is, we intend to maintain our $0.35 per share quarterly dividend on the expanded share base of the company. Our revenue backlog and our projected cash flows are going to support our new-build programs and our pro forma debt, as I said before.

The combined entity will have an increased scale that’s quite remarkable at $16 billion of enterprise value. We’re going to have significantly improved diversification between fleets, markets and customers.

This transaction will meaningfully improve our weighted average cost of capital. Today we have a $700 million undrawn revolving facility and I would expect that we’ll probably upscale that to about $1.5 billion as part of the refinancing of the new company.

We still today have a $560 million share repurchase authorization open. I think it’s fair to say that for the next couple of years we’ll be focused on funding our investments in new rigs and on repayment of acquisition debt, so I don’t think we’ll be doing any share buy-backs in the near term, but that option is always on the table. It’s constantly evaluated by the management and the board of Ensco.

In terms of regulatory approvals, I won’t spend a lot of time on this slide other than to say it’s pretty routine stuff. We don’t have control over it, so we do have to get through Hart-Scott-Rodino and get the SEC filings done, but this is not a complicated transaction so we’re hopeful that we’ll get this concluded before the end of the second quarter.

In summary, I guess I’d say this is, as strategic M&A deals go, this is about as good as it gets. We will create the world’s second-largest offshore driller and I think the preeminent hybrid driller in the space. We’re going to have complementary rig fleets, geographic scope and really ideal overlap with customers.

We’re going to have a wider range of enhanced drilling technologies. This is going to move us into the drillship business, which we’ve always had aspirations for, but which would have been an interesting move for us. This gets us in that immediately.

We’re going to accelerate our growth in strategic high-growth markets, as Dan mentioned. We’re going to broaden our customer base and, as we said, I think any time you put two companies together, it is really important that you have shared values and shared culture and we really were gratified as we spent time with the Pride management team that we’re all focused on the same things. We’re not going to have to spend a lot of time debating what are the important issues for the company, going forward.

This is an immediately accretive transaction for shareholders and the question we’ve been asked for a long time is, what are you going to do with your under-levered balance sheet? I think this transaction answers that question exceptionally well.

So as I said, in the world of strategic transactions, it doesn’t get much better than this. We have cost synergies, we have immediate accretion, we have a strategic fit that is second to none, and it puts the company on a trajectory must faster than we would have been able to do by ourselves or

Pride would have been able to do by themselves. But we’re quite excited about it, and we hope you are, and with that, we have 13 minutes to take questions and answers.

Unidentified Audience Member:	Congrats on the transaction, guys. When you look at the recent 7,500 contract, will you able to to run that through Pride’s shore base in Brazil, or would that obviate the need for you to have to make that investment, and obviously that would change the perceived —

Jay Swent:	Yeah, I think from a legal point, first, I’d say, until the transaction is consummated, you know, we are two separate companies, we’re competitors, and legally, there’s not much we can do together. I’ll let Dan talk about once the transaction is closed, how that would work.

Dan Rabun:	I think you should — you model it on a run rate basis. We’re not going to be incurring a new, shore-based structure to support that rig.

Unidentified Audience Member:	Thanks.

Dan Rabun:	The timing is a little tricky.

Unidentified Audience Member:	What would be the status of the Pride debt? Would you assume that, or guarantee it, or what?

Jay Swent:	Well, we’ll assume the debt. The make-whole premium on refinancing that debt is pretty high, so it makes more sense just to assume the debt. You know, we will take on additional acquisition debt, we’ll probably do that through a combination of the public markets. As I said, we’ll probably upscale our revolver to $1.5 billion. The thing to keep in mind is in the early days of — you know, there is a very heavy CapEx profile for the first couple of years. Fund the drillship investments that Pride had initiated, and the deepwater semis that we’ve initiated. So we’ll actually, over the first year or so, have a slight uptick in the capital of the company, and then we’ll be repaying debt from that point on.

Dan Rabun:	I’m going to get way out of my league on purchase accounting, but Jay, why don’t you — although we don’t pay down the debt from a financial accounting perspective, it’ll somewhat look as though we did.

Jay Swent:	Yeah, it’s one of the mysteries of purchase accounting, fair value accounting, since our borrowing cost is lower than Pride’s, we’ll actually mark that debt to market. We’ll end up actually writing that debt up when we finalize the transaction, so you’ll see some increase in debt, but it’s nothing other than the miracles of modern fair value accounting.

Unidentified Audience Member:	Could you just comment on the timing of the deal? I know a lot has changed in the last two years — is it that you have more certainly in the outlook, or just curious as to the timing?

Dan Rabun:	Oh, the timing of the tran — I thought you were talking about the timing of the closing. The timing of the transaction — yeah, you know, we’ve been very bullish on this business for a long period of time. Obviously, with the global financial crisis and the Macondo incident, you know, we had a speed bump in the road. But, we have had, for a very long time, a very clear, long-term strategic plan for Ensco, and what we wanted to do with this company. Two of the most important factors on that strategic plan were to get into the drillship business and to get into West Africa and Brazil. We looked at the competitive landscape of acquiring companies versus investing our own capital to accomplish this, and saw this as an ideal fit for our company.

So the timing, you know, we continue to be very bullish about the business from a long-term perspective. Timing-wise, I think it just — the way these transactions arise, timing works well for both organizations. I think the Pride organization has gone through a lot of transformation over the last five years, and I think they were, at that point in their corporate lifecycle, where they were trying to determine what their next strategic plan was, and that somewhat meshed up with our strategic plan.

Unidentified Audience Member:	Jay, on the call yesterday, you talked a little bit about guidance, or your view on the accretion. Can you just reiterate some of those comments, and give us a sense of any preliminary thoughts on how much potential goodwill you could record, as you made that projection yesterday?

Jay Swent:	Well, the amount of goodwill in this transaction will be substantial — not out of line with other similar transactions, though. I think the point we made on the call yesterday is 2012 accretion, we figure, will be around 10%, and as I say, in a transaction like this, where you have great strategic fit, it’s also nice to have some immediate accretion as well. A lot of that accretion comes from putting our balance sheet to work and I think you’ve seen most of the analyst reports that have been out the last couple of days, or in the last 24 hours, I think most people have come to a similar set of numbers.

We will — you know, it’s very early-going right now, [Rooney], as you can imagine. We’re not ready to talk a lot about synergies. We’ve looked pretty carefully at all the fair value and goodwill aspects of this transaction, but it’s still early days, to give specific guidance, and we’ll be talking about that more, obviously, over time, as things become clearer.

Unidentified Audience Member:	One of the hallmarks of Ensco has been your industry-leading returns on capital goes back, you know, many, many years. Can you talk a little bit about that balance, because you are paying up a reasonable premium to buy Pride, and what do you think the returns—

Jay Swent:	Well, I think it’s a great question. I’m glad you asked it, because you know, there is return on invested capital, and there is weighted average cost of capital. And at the end of the day, EVA is what is important, right? And so economic value added comes from, obviously, having your ROIC exceed your WACC. I mean, we all went to — most of went to business school. So we know that. So I think in this transaction, what you will see is that we’ve had a higher weighted average cost of capital than we should because we’ve never had a lot of debt and we’re in a position now to take on debt at a fairly modest interest rate, and as much of it as we want, quite frankly, in today’s market. So we’re probably going to move our WACC down by about 2 percentage points as a result of this transaction. You will probably, in the near term, see our ROIC drop a little bit while we’re making major investments in these assets. But once we get through that investment profile, we’ll be right back to the same ROIC we had, pre-transaction.

So, you know, at the end of the day, in a strategic sense, as I said, we firmly believe that if you have a hybrid company, or you’re addressing all the major markets, you have well-maintained, modern equipment, that’s how you’re going to generate the best returns over the cycles. I mean, the jackup business and we’ve seen this now a couple of times, the jackup business and the deepwater business, one’s in favor and the other one is not, sometimes it’s with the customers and sometimes it’s with the investment community. It’s rare that it’s all synced up. But if you look over the cycles, our belief is that the hybrid drillers are going to generate the best returns, and as I say, I think this is the best hybrid driller story that there is today.

Unidentified Audience Member:	Additional question on the conference call — I was kind of listening to it on an airplane, but you did seem to signal that you may be doing some new builds, additional new builds. Can you just comment on where you’re at? I don’t think you’ve announced a new build since October.

Dan Rabun:	Are you talking about on the jackup business?

Unidentified Audience Member:	Jackups or I think Pride has a ship?

Dan Rabun:	Yeah, we’re evaluating new opportunities to invest in the jackup business. We’re big believers in the premium jackup business. We think it’s a great business to be in. We’ve invested large amounts of capital in our jackup business. We haven’t delivered any rigs in about two years. We realize and recognize that if we’re going to stay in the business, you’ve got to continue to reinvest in the business, so we’re very actively evaluating new opportunities to reinvest in that business. And it’s just something you have to do to renew your fleet.

Unidentified Audience Member:	This is a follow-up, but you’ve obviously seen quite a few jackups in the order book today. Does that change your decision in terms of thinking about the number, how many Ensco —

Dan Rabun:	No, I think you know, five years ago, or four years ago, I lose track of time — you know, everybody would have said, ``All these jackups are coming out, they’re going to ruin the market, and they’ll be sitting on the beach and you know, Ensco will go buy them for $50 million apiece.’’ That’s what we thought, that’s what everybody said, right? Guess what? That didn’t happen. You know, all these rigs came out, they all found work at good rates, and what we found is that they probably marginalized the low end of the fleet, and what we’re finding with our customers, as they move into deeper waters and more difficult holes, that they require rigs with different capabilities. And so it’s an evolutionary process in the drilling business; it’s just getting more complicated and more technologically complicated to find oil and gas.

So, we’re not at all troubled by what we see in the jackup business in terms of these new builds. We think — if you look at the jackup fleet around the world and you look at the average age and the capability of the rigs, it’s very easy to conclude that there is a large runway of new, additional jackups that need to be built to address the drilling requirements of that business.

Now, the prices haven’t come down, like I would have expected. You know, they’re pretty pricy.

Unidentified Participant:	Any other questions?

Unidentified Audience Member:	Can you say something about your dividend policy, longer-term? You’re saying that you’re maintaining the current payout ratio, and that probably makes sense, for the next couple of years, given the heavy investment program. But beyond then, would you sort of contemplate raising your payout ratio, or is that sort of too early? And also, second question, on the jackups, there’s been a number of speculative jackups ordered in the last year or so. How do you think about buying some of those out, versus ordering new jackups? Are you completely pragmatic, or do you have a preference for one versus the other?

Dan Rabun:	Yeah, I’ll take the jackup question, Jay can take the dividend question. I mean, our strong preference has always been to buy jackups rather than to build jackups. The problem is, there have been very few opportunities to do that. I would have thought there would have been more opportunities. The most recent round of jackups, quite frankly, the vast majority of them have been ordered by established drilling contractors, and I don’t think there’s any intention on their part to sell any of these jackups. So just very few of them have been ordered by what I would call the financial community, so I think, you know, we would certainly look at opportunities, but I don’t think there are a lot of them.

Jay Swent:	I think on dividend policy, just to be sort of careful about the wording, you know, we didn’t use the word “payout ratio.” What we said is we will maintain it at the $0.35 per quarter level that we initiated a few quarters ago.

I think one thing I’d say, by the way, is we have been really pleased with the market reaction we got to that move. It’s rare that we do something and everybody in the investment community cheers universally. And I think everybody that we’ve talked to said that was the right move, and it was kind of the right balance, in terms of the number, and I think everybody was pleased that we signaled that we have a long-term commitment to that dividend policy. So we’re not thinking of it in terms of a payout ratio; what we thought about when we set that dividend level was that it would be a level at which we could sustain through investment cycles and everything else, that we were comfortable with and that we could make a commitment to.

So, I think for the moment, with the kind of pressure we will have on cash flow for taking care of these new builds and also repaying acquisition debt, you know, you’re probably not going to see a lot of movement in that dividend for the next year or so. But I think once we sort of get through the next couple of years, we will continue to take a hard look at that, as well as the share buyback alternative.

And I think that gives us 14 seconds. Thank you very much.

Dan Rabun:	Thank you much.

Forward-Looking Statements
Statements included in this document regarding the consummation of the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, contemplated financing of the transaction, financial performance, accretion to earnings, revenue growth, future dividend levels, credit ratings or other attributes of the combined companies and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of acquired businesses, delays, costs and difficulties related to the transaction, market conditions, and the combined companies’ financial results and performance, consummation of financing, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in each company’s Annual Report on Form 10-K for the year ended December 31, 2009, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.
Important Additional Information Regarding The Transaction Will Be Filed With The SEC
In connection with the proposed transaction, Ensco will file a registration statement including a joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC will be available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Pride with the SEC will be available free of charge on Pride’s website at www.prideinternational.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2010 General Meeting of Shareholders and Pride’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2010 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.